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                                                                      EXHIBIT 12

            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

                COMPUTATION OF RATIO OF MARGINS TO FIXED CHARGES
                         (DOLLAR AMOUNTS IN THOUSANDS)

          FOR THE NINE MONTHS ENDED FEBRUARY 28, 1998 AND 1997 AND THE
              YEARS ENDED MAY 31, 1997, 1996, 1995, 1994 AND 1993

                       FEBRUARY 28,   FEBRUARY 28,
                           1998           1997         1997       1996       1995       1994       1993
                       ------------   ------------     ----       ----       ----       ----       ----
Net margins before
  extraordinary
  loss...............    $ 45,631       $ 41,965     $ 54,736   $ 50,621   $ 45,212   $ 33,188   $ 41,648
Add: Fixed charges...     396,446        352,068      475,729    426,079    361,338    263,230    265,412
                         --------       --------     --------   --------   --------   --------   --------
Margins available for
  fixed charges......    $442,077       $394,033     $530,465   $476,700   $406,550   $296,418   $307,060
                         ========       ========     ========   ========   ========   ========   ========
Fixed charges:
  Interest on all
     debt (including
     amortization of
     discount and
     issuance
     costs)..........    $396,446       $352,068     $475,729   $426,079   $361,338   $263,230   $265,412
                         --------       --------     --------   --------   --------   --------   --------
          Total fixed
           charges...    $396,446       $352,068     $475,729   $426,079   $361,338   $263,230   $265,412
                         ========       ========     ========   ========   ========   ========   ========
Ratio of margins to
  fixed charges......        1.12           1.12         1.12       1.12       1.13       1.13       1.16
                         ========       ========     ========   ========   ========   ========   ========